UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Constellation Energy Partners LLC

(Name of Issuer)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Angela A. Minas

One Allen Center

500 Dallas, Suite 3300

Houston, Texas 77002

(713) 369-3900

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 21038E 10 1	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constellation Energy Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see response to Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER* 5,918,894 common units
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER* 5,918,894 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,918,894 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%

14	TYPE OF REPORTING PERSON HC; CO

* Constellation Energy Group, Inc. also may be deemed to beneficially own 226,406 units representing Class A limited liability company interests and the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, which is incorporated herein by reference.

CUSIP No. 21038E 10 1	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Constellation Energy Partners Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see response to Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER* 5,918,894 common units
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER* 5,918,894 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,918,894 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%

14	TYPE OF REPORTING PERSON HC; OO – limited liability company

* Constellation Energy Partners Holdings, LLC also may be deemed to beneficially own 226,406 units representing Class A limited liability company interests and the Class C limited liability company interests in Constellation Energy Partners LLC, which may be converted into common units upon the occurrence of certain events set forth in the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, which is incorporated herein by reference.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units representing Class B limited liability company interests (“Common Units”) of Constellation Energy Partners LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 111 Market Place, Baltimore, Maryland 21202.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by (i) Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), and (ii) Constellation Energy Partners Holdings, LLC, a Delaware limited liability company (“CEPH”, and together with Constellation, collectively, the “Reporting Persons”).

Constellation indirectly owns 100% of CEPH, and CEPH holds 53.4% of the outstanding Common Units of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of Constellation and CEPH is 750 E. Pratt Street, Baltimore, Maryland 21202.

(c) The principal business of Constellation is as an energy company that includes a merchant energy business and Baltimore Gas and Electric Company, a regulated electric and gas public utility in central Maryland. The principal business of CEPH is to hold common units in the Issuer and hold all the interests in Constellation Energy Partners Management, LLC (“CEPM”).

(d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors or board of managers, as the case may be, and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Constellation or CEPH has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed by Constellation to acquire coalbed methane reserves and production in June 2005.

Prior to the Issuer’s initial public offering of 4,500,000 Common Units (the “Offering”), CEPH owned the sole membership interest in the Issuer. Immediately prior to the closing of the Offering, the 100% membership interest CEPH held in the Issuer prior to the Offering was converted into 226,406 units representing Class A limited liability company interests (the “Class A Units”), 6,593,894 Common Units and the Class C limited liability company interests in the Issuer (the “management incentive interests”). Upon the closing of the Offering, CEPH contributed the Class A Units and management incentive interests to CEPM.

Subject to the occurrence of certain events set forth in the Issuer’s Second Amended and Restated Operating Agreement (the “LLC Agreement”), the Class A Units are convertible into Common Units on a one-for-

one basis and the management incentive interests may be converted into Common Units based on the fair market value of the management incentive interests at the time of conversion.

In connection with the Offering, the Issuer granted the underwriters the right to purchase up to an aggregate 675,000 Common Units from the Issuer solely to cover over-allotments (the “Option”). The underwriters exercised in full the Option and, accordingly, (a) the Issuer purchased 675,000 Common Units from CEPH and (b) the Issuer sold 675,000 Common Units to the underwriters. The Issuer used the net proceeds received from the underwriters in the sale of the 675,000 Common Units to purchase the 675,000 Common Units from CEPH. Except as otherwise indicated, the Common Unit numbers reflected throughout this Schedule 13D reflect the number of Common Units owned by the Reporting Persons after the underwriters’ exercise of the Option and the related redemption and sale by the Issuer of the Common Units noted in this paragraph.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment.

As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Persons and certain of the Listed Persons in connection with the Offering and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of managers or management of the Issuer, including any plans or proposals to change the number or term of managers or to fill any existing vacancies on the board; provided, however, that under NYSE Arca rules, one additional independent manager must be appointed to the board of managers of the Issuer within three months of the listing of the Common Units on NYSE Arca; pursuant to the LLC Agreement, the managers elected by CEPM, as holder of the Class A Units, will appoint the additional manager;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or limited liability structure;

•	changes in the Issuer’s certificate of formation, the LLC Agreement or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Reporting Persons or the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Persons or the Listed Persons may entertain discussions with, and make proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

Item 5.	Interest in Securities of the Issuer

(a)    (1)    CEPH is the record and beneficial owner of 5,918,894 Common Units, which, based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and there being 11,093,894 Common Units outstanding as of November 28, 2006, represents 53.4% of the outstanding Common Units. CEPH, which directly owns 100% of CEPM’s outstanding limited liability company interests, also may be deemed to be the beneficial owner of 226,406 Class A Units and the management incentive interests, which may be converted into Common Units upon the occurrence of certain events set forth in the Issuer’s LLC Agreement.

(2)    Constellation, which indirectly owns 100% of CEPH’s outstanding limited liability company interests, may be deemed to be the beneficial owner of 5,918,894 Common Units, which, based on calculations made in accordance with Rule 13d-3, and there being 11,093,894 Common Units outstanding as of November 28, 2006, represents 53.4% of the outstanding Common Units. Constellation also may be deemed to be the beneficial owner of 226,406 Class A Units and the management incentive interests, which may be converted into Common Units upon the occurrence of certain events set forth in the Issuer’s LLC Agreement.

(3)    See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s LLC Agreement

CEPH and Constellation Holdings, Inc. (“CHI”), and all other members of the Issuer are party to the LLC Agreement of the Issuer.

Voting Rights

The following matters require the unitholder vote specified below:

Election of members of the board of managers	The LLC Agreement provides that the Issuer will have a board of five members. Holders of the Class A Units, voting together as a single class, will elect two managers and their successors, and the holders of the Common Units, voting together as a single class, will elect the remaining three managers and their successors.

Issuance of additional securities including Common Units	No approval right.

Amendment of the LLC Agreement	Certain amendments may be made by the Issuer’s board of managers without the approval of unitholders. Other amendments generally require the approval of both a Common Unit majority and a Class A Unit majority.

Merger of the Issuer or the sale of all or substantially all assets	Common Unit and Class A Unit majority.

Dissolution of the Issuer	Common Unit and Class A Unit majority.

Matters requiring the approval of a “Common Unit majority” require the approval of at least a majority of the outstanding Common Units voting together as a single class. In addition, matters requiring the approval of a “Class A Unit majority” require the approval of at least a majority of the outstanding Class A Units voting together as a single class.

Conversion of Class A Units and management incentive interests

The holders of the Class A Units have the right, voting as a separate class, to elect two of the five members of the Issuer’s board of managers and any replacement of either of such members. This right can be eliminated only upon a proposal submitted by or with the consent of the Issuer’s board of managers and the vote of the holders of not less than 66 2/3% of the outstanding Common Units. If such elimination is so approved and Constellation and its affiliates do not vote their common units in favor of such elimination, the Class A Units will be converted into Common Units on a one-for-one basis and CEPM will have the right to convert the management incentive interests into Common Units based on the then-fair market value of such interests.

Limited Call Right

If at any time any person owns more than 80% of the then-issued and outstanding Common Units, it will have the right, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining Common Units held by unaffiliated persons as of a record date to be selected by the Issuer’s board of managers, on at least 10 days but not more than 60 days notice. The holders of Common Units are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by such person for any Common Units purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase the remaining Common Units; and

•	the closing market price of the Common Units as of the date three days before the date the notice is mailed.

Registration Rights

The Issuer has agreed to register for sale under the Securities Act and applicable state securities laws any Common Units or other of its securities held by CEPM, CEPH or any of their affiliates if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any termination of the special voting rights of the holders of the Class A Units. The Issuer has also agreed to include any of its securities held by CEPM, CEPH or their affiliates in any registration statement that the Issuer files to offer its securities for cash, except an offering relating solely to an employee benefit plan, for the same period. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the Listed Persons or between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the LLC Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the LLC Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 and incorporated herein in its entirety by reference).

Exhibit B	Joint Filing Statement (filed herewith)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2006

Constellation Energy Group, Inc.

By:	/s/ Felix J. Dawson
Name: Felix J. Dawson
Title: Senior Vice President

Constellation Energy Partners Holdings, LLC

By:	/s/ Felix J. Dawson
Name: Felix J. Dawson
Title: Co-President and Co-Chief Executive Officer

Schedule 1

Executive Officers of Constellation Energy Group, Inc.

Name: Mayo A. Shattuck III

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chairman of the Board, President and Chief Executive Officer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: E. Follin Smith

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Thomas V. Brooks

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Vice Chairman and Executive Vice President

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Michael J. Wallace

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202 Principal Occupation: Executive Vice President, President of Constellation Generation Group

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Thomas F. Brady

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Executive Vice President, Corporate Strategy and Retail Competitive Supply

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Irving B. Yoskowitz

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Executive Vice President and General Counsel

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Felix J. Dawson

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President, Chairman and Chief Executive Officer of the Issuer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: George E. Persky

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President, Co-President and Co-Chief Executive Officer of Constellation Energy Commodities Group, Inc.

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Kenneth W. DeFontes, Jr.

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: President and Chief Executive Officer of Baltimore Gas and Electric Company

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Paul J. Allen

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President, Corporate Affairs

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: John R. Collins

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President and Chief Risk Officer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Beth S. Perlman

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President and Chief Information Officer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Marc L. Ugol

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Senior Vice President, Human Resources

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Board of Directors of Constellation Energy Group, Inc.

Name: Douglas L. Becker

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chairman and Chief Executive Officer of Laureate Education, Inc.

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Edward A. Crooke

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Retired

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Mayo A. Shattuck III

(see above)

Name: Michael D. Sullivan

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chairman of the Board of Life Source, Inc.

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: James T. Brady

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Managing Director of Mid-Atlantic of Ballantrae International, Ltd.

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: James R. Curtiss

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Partner in the law firm of Winston & Strawn

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Robert J. Lawless

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chairman of the Board, Chief Executive Officer and President of McCormick & Company, Inc.

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Yves C. de Balmann

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Co-Chairman of Bregal Investments

Citizenship: United States and France

Amount Beneficially Owned: 0 Common Units

Name: Freeman A. Hrabowski, III

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: President of the University of Maryland Baltimore County

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Nancy Lampton

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chairman and Chief Executive Officer of American Life and Accident Insurance Company of Kentucky

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Lynn M. Martin

Address: c/o Constellation Energy Group, Inc., 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: President of The Martin Hall Group LLC

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Executive Officers of Constellation Energy Partners Holdings, LLC

Name: Felix J. Dawson, Co-President and Co-Chief Executive Officer

(see above)

Name: George E. Persky, Co-President and Co-Chief Executive Officer

(see above)

Name: Martin Hunter

Address: c/o Constellation Energy Partners Holdings, LLC, 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Vice President

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Name: Stuart R. Rubenstein

Address: c/o Constellation Energy Partners Holdings, LLC, 750 E. Pratt St., Baltimore, Maryland 21202

Principal Occupation: Chief Operating Officer

Citizenship: United States

Amount Beneficially Owned: 0 Common Units

Board of Managers of Constellation Energy Partners Holdings, LLC

Name: Felix J. Dawson

(see above)

Name: George E. Persky

(see above)

Name: Stuart R. Rubenstein

(see above)

EXHIBIT INDEX

Exhibit A	Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 and incorporated herein in its entirety by reference).

Exhibit B	Joint Filing Statement (filed herewith)